NO ACT

PE
1-21-11



DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561


11005718

February 10, 2011

Ronald O. Mueller
Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 2-10-11

Re: General Electric Company
Incoming letter dated January 21, 2011

Dear Mr. Mueller:

This is in response to your letter dated January 21, 2011 concerning the shareholder proposal submitted to GE by Susan Freeda. We also have received a letter from the proponent dated February 8, 2011. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Gregory S. Belliston
Special Counsel

Enclosures

cc: Susan Freeda

*** FISMA & OMB Memorandum M-07-16 ***

February 10, 2011

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: General Electric Company
Incoming letter dated January 21, 2011

The proposal urges that the executive pay committee adopt a policy requiring that senior executives retain a significant percentage of stock acquired through equity pay programs until two years following the termination of their employment and to report to shareholders regarding the policy. The proposal also "comprises all practicable steps to adopt this proposal including encouragement and negotiation with senior executives to request that they relinquish, for the common good of all shareholders, preexisting executive pay rights, if any, to the fullest extent possible."

There appears to be some basis for your view that GE may exclude the proposal under rule 14a-8(i)(3), as vague and indefinite. We note in particular your view that the proposal does not sufficiently explain the meaning of "executive pay rights" and that, as a result, neither stockholders nor the company would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. Accordingly, we will not recommend enforcement action to the Commission if GE omits the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

We note that GE did not file its statement of objections to including the proposal in its proxy materials at least 80 calendar days before the date on which it will file definitive proxy materials as required by rule 14a-8(j)(1). Noting the circumstances of the delay, we do not waive the 80-day requirement.

Sincerely,

Matt S. McNair
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

From: *** FISMA & OMB Memorandum M-07-16 ***
Sent: Thursday, February 10, 2011 11:02 AM
To: 'Eliza Fraser'; shareholderproposals
Subject: FW: Rule 14a-8 Proposal - General Electric (GE) - Susan Freeda
Attachments: CCE00001.pdf; Boeing Doc.pdf

Bill Freeda
NABET-CWA National Retiree Coordinator
VP CWA Retired Members Council
Merger-Partner Sector
Phone: 800-928-5279
Fax: 516-826-1174
Cell: 516-376-9785
E-mail: bfreeda@nabetcwa@Verizon.net

-----Original Message-----
From: *** FISMA & OMB Memorandum M-07-16 ***
Sent: Tuesday, February 08, 2011 4:27 PM
To: Bill Freeda
Subject: Rule 14a-8 Proposal General Electric (GE) Susan Freeda

Susan Freeda

*** FISMA & OMB Memorandum M-07-16 ***

February 8, 2011

Office of Chief Counsel <shareholderproposals@sec.gov
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Rule 14a-8 proposal
General Electric Company (GE)
Executives to Retain Significant Stock
Susan Freeda

Ladies and Gentlemen:

The attached no action decision supports publication of my proposal in the annual meeting proxy.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2011 proxy.

Sincerely,
Susan Freeda

Cc: Eliza Fraser <eliza.fraser@ge.com

January 28, 2011

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: The Boeing Company
Incoming letter dated December 21, 2010

The proposal urges that the executive pay committee adopt a policy requiring that senior executives retain a significant percentage of stock acquired through equity pay programs until two years following the termination of their employment and to report to shareholders regarding the policy. The proposal also "comprises all practicable steps to adopt this proposal including encouragement and negotiation with senior executives to request that they relinquish, for the common good of all shareholders, preexisting executive pay rights, if any, to the fullest extent possible."

We are unable to conclude that Boeing has met its burden of establishing that Boeing may exclude the proposal under rule 14a-8(i)(3). Based on the arguments you have presented, we are unable to conclude that the proposal is so inherently vague or indefinite that neither the shareholders voting on the proposal, nor the company in implementing the proposal, would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. Accordingly, we do not believe that Boeing may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

Matt S. McNair
Attorney-Adviser

Gibson, Dunn & Crutcher LLP

1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306
Tel 202.955.8500
www.gibsondunn.com

Ronald Mueller
Direct: 202.955.8671
Fax: 202.530.9569
RMueller@gibsondunn.com

Client: C 32016-00092

January 21, 2011

VIA E-MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *General Electric Company*
Shareowner Proposal of Susan Freeda
Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

This letter is to inform you that our client, General Electric Company (the "Company"), intends to omit from its proxy statement and form of proxy for its 2011 Annual Meeting of Shareowners (collectively, the "2011 Proxy Materials") a shareowner proposal (the "Proposal") and statements in support thereof received from Susan Freeda (the "Proponent").

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that shareowner proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

THE PROPOSAL

The Proposal, which is entitled "Executive to Retain Significant Stock," and its supporting statement read in pertinent part as follows:

> Shareholders urge that our executive pay committee adopt a policy requiring that senior executives retain a significant percentage of stock acquired through equity pay programs until two years following the termination of their employment (through retirement or otherwise) and to report to shareholders regarding the policy before our 2012 annual meeting of shareholders.
>
> This comprises all practicable steps to adopt this proposal including encouragement and negotiation with senior executives to request that

> they relinquish, for the common good of all shareholders, preexisting executive pay rights, if any, to the fullest extent possible.
>
> Shareholders recommend that our executive pay committee adopt a percentage of at least 75% of net after-tax stock. The policy shall apply to future grants and awards of equity pay and should address the permissibility of transactions such as hedging transactions which are not sales but reduce the risk of loss to executives.

A copy of the Proposal, as well as related correspondence from the Proponent, is attached to this letter as Exhibit A.

BASIS FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2011 Proxy Materials pursuant to Rule 14a-8(i)(3) because the Proposal is inherently vague, indefinite and false and misleading in violation of Rule 14a-9. In addition, the Company requests that the Staff waive the 80-day deadline in Rule 14a-8(j)(1) for good cause.

I. The Proposal May Be Excluded Under Rule 14a-8(i)(3) Because The Reference to "Executive Pay Rights" Is Impermissibly Vague And Indefinite So As To Be Inherently Misleading.

Rule 14a-8(i)(3) provides that a company may exclude from its proxy materials a shareowner proposal if the proposal or supporting statement is "contrary to any of the Commission's proxy rules, including [Rule] 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." Specifically, Rule 14a-9 provides that no solicitation shall be made by means of any proxy statement containing "any statement, which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading." The Staff consistently has taken the position that vague and indefinite shareowner proposals are inherently misleading and therefore excludable under Rule 14a-8(i)(3) because "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Staff Legal Bulletin No. 14B (Sept. 15, 2004) ("SLB 14B"). *See also Dyer v. SEC*, 287 F.2d 773, 781 (8th Cir. 1961) ("[I]t appears to us that the proposal, as drafted and submitted to the company, is so vague and indefinite as to make it impossible for either the board of directors or the stockholders at large to comprehend precisely what the proposal would entail.").

In this regard, the Staff has concurred with the exclusion of a variety of shareowner proposals with vague terms or references, including proposals regarding changes to compensation policies and procedures. *See Prudential Financial Inc.* (avail. Feb. 16, 2007) (concurring with the exclusion of a proposal requiring shareowner approval for certain senior management incentive compensation programs because the proposal was vague and indefinite); *Woodward Governor Co.* (avail. Nov. 26, 2003) (concurring in the exclusion of a proposal which called for a policy for compensating the "executives in the upper management . . . based on stock growth" because the proposal was vague and indefinite as to what executives and time periods were referenced). In *General Electric Co.* (avail. Feb. 5, 2003), the proposal sought "shareholder approval for all compensation for Senior Executives and Board members" which exceeded certain thresholds. There, the Staff concurred with the Company's argument that the proposal was vague because shareowners would not be able to determine what the critical terms "compensation" and "average wage" referred to and thus would not be to understand which types of compensation the proposal would have affected.

As well, the Staff has concurred with the exclusion of a variety of shareowner proposals with vague terms or references, including proposals regarding compensation policies and programs. *See Woodward Governor Co.* (avail. Nov. 26, 2003) (concurring in the exclusion of a proposal which called for a policy for compensating the "executives in the upper management . . . based on stock growth" because the proposal was vague and indefinite as to what executives and time periods were referenced); *AT&T Corp.* (avail. Mar. 7, 2002) (concurring with exclusion of a proposal under Rule 14a-8(i)(3) that would have implemented a plan favored by the proponent until the company returned to a "respectable" level of profitability and the company's share price increased "considerably"); *International Business Machines Corp.* (avail. Feb. 2, 2005) (concurring in the exclusion of a proposal as vague and indefinite where the proposal sought to reduce the pay of certain company officers and directors "to the level prevailing in 1993").

The Proposal states that its implementation requires the Management Development and Compensation Committee of the Company's Board of Directors (the "Compensation Committee") to negotiate with and encourage senior executives to relinquish their "executive pay rights" "to the fullest extent possible." However, because the term "executive pay rights" is vague and undefined, neither the Company nor shareowners would be able to determine what action this prong of the Proposal requires. *Contrast General Electric Co.* (avail. Jan. 23, 2010) (company was able to substantially implement a proposal requesting that it explore with certain executive officers the renunciation of stock option grants specified in the proposal).

The Company's compensation program consists of numerous "executive pay rights" that are provided or granted to its executives, including rights to acquire Company stock under stock options, restricted stock units and performance share units, rights to receive payouts under cash- or stock-settled long-term performance awards, rights to receive distributions under deferred salary plans that accrue interest contingent upon continued service, and rights to participate in and receive benefits under qualified and supplementary pension plans. All of these arrangements are described in the Company's Compensation Discussion and Analysis included in its proxy materials each year.

The Proposal requests that senior executives be encouraged to relinquish all executive pay rights, which could include rights under all of the arrangements listed above and could encompass other compensation arrangements. A literal reading of the Proposal leads to a number of significant questions about the meaning of, and scope of action required to implement, the Proposal. For example, the Proposal could be understood to require the Company to ask each executive to relinquish (that is, surrender for cancellation) all of their outstanding and accrued awards and benefits that have not yet been paid. Alternatively, it could be requesting that the executives waive certain rights. Thus, under a literal reading of the Proposal, numerous different actions arguably could be required if the Proposal were to be implemented.

The other terms of the Proposal and the supporting statement do not provide any greater clarity regarding what actions are required under the Proposal. For example, the reference to the Proposal requiring "all practical steps to adopt this proposal" does not provide any clarity on what steps the Proposal requires. While the first paragraph of the Proposal addresses a stock retention proposal, that prong of the Proposal does not add any clarity as to which or why "preexisting executive pay rights" would need to be relinquished "to the fullest extent possible" in order to implement the Proposal. If the Proposal is not meant to require surrender of all executive pay rights, then there is no guidance as to what is required to implement the Proposal, as the explanation that such action should be taken "for the common good of all shareholders" does not provide either shareowners or the Company any guidance as to what is required in order to implement the Proposal. Therefore, it would be impossible for the Company or its shareowners voting on the Proposal to determine exactly what action is envisioned with respect to the phrase "executive pay rights." Like the proposals in the no-action letters identified above, the Proposal and supporting statement are impermissibly vague because they fail to define the key phrase "executive pay rights" or otherwise provide guidance on how the Proposal should be implemented by the Company.

Significantly, the Staff recently determined that an identical proposal submitted to *Motorola, Inc.* (avail. Jan. 12, 2011) could be excluded pursuant to Rule 14a-8(i)(3) because the proposal failed to "sufficiently explain the meaning of 'executive pay rights' and that, as a result, neither stockholders nor the company would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." As the Proposal is identical to the proposal in *Motorola, Inc.*, the same reasoning should apply in the instant case. Accordingly, we believe that as a result of the vague and indefinite nature of the Proposal, the Proposal is impermissibly misleading and, thus, excludable in its entirety under Rule 14a-8(i)(3).

II. Waiver Of The 80-Day Requirement In Rule 14a-8(j)(1) Is Appropriate.

The Company further requests that the Staff waive the 80-day filing requirement set forth in Rule 14a-8(j) for good cause. Rule 14a-8(j)(1) requires that, if a company "intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission." However, Rule 14a-8(j)(1) allows the Staff to waive the deadline if a company can show "good cause." As noted above, the Staff in *Motorola, Inc.* very recently concurred in the exclusion of a proposal identical to the Proposal on the same grounds as are set forth herein. Accordingly, we believe that the Company has "good cause" for its inability to meet the 80-day requirement, and we respectfully request that the Staff waive the 80-day requirement with respect to this letter.

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2011 Proxy Materials. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject.

If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8671 or Lori Zyskowski, the Company's Counsel, Corporate & Securities, at (203) 373-2227.

Sincerely,

Ronald O. Mueller

Enclosure(s)

cc: Lori Zyskowski, General Electric Company
Susan Freeda

101007933_3.DOC

GIBSON DUNN

Exhibit A

Susan Freeda

*** FISMA & OMB Memorandum M-07-16 ***

Brackett B. Dennison
Senior Vice President, Corporate Secretary, and General Counsel
General Electric Company
3135 Easton Turnpike
Fairfield, CT 06828
FAX: 203-373-2523

Rule 14a-8 Proposal

Dear Mr. Denniston,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual meeting of shareholders.

I intend to meet Rule 14a-8 requirements, including proof of ownership of $2000 worth of GE stock, its continuous ownership until after the date of the shareholder meeting, and presentation of the proposal at the annual meeting. This submitted format, with the shareholder supplied emphasis, is intended to be used for definitive proxy publication.

In the interest of company cost savings and improving the efficiency of rule 14a-8 process, please communicate via e-mail when convenient, to this address:

*** FISMA & OMB Memorandum M-07-16 ***

Your consideration and the consideration of the Board of Directors will be appreciated in support of the long-term performance of our company.

Please acknowledge receipt of this proposal promptly by e-mail to:

*** FISMA & OMB Memorandum M-07-16 ***

Sincerely,

Susan Freeda

Date 10/15/10

cc: Craig T. Beazer craig.beazer@ge.com
Eliza Fraser <eliza.fraser@ge.com

Shareholder proposal

Executive to Retain Significant Stock

Resolved, Shareholders urge that our executive pay committee adopt a policy requiring that senior executives retain a significant percentage of stock acquired through equity pay programs until two years following the termination of their employment (through retirement or otherwise) and to report to shareholders regarding the policy before our 2012 annual meeting of shareholders.

This comprises all practicable steps to adopt this proposal including encouragement and negotiation with senior executives to request that they relinquish, for the common good of all shareholders, preexisting executive pay rights, if any, to the fullest extent possible.

Shareholders recommend that our executive pay committee adopt a percentage of at least 75% of net after-tax stock. The policy shall apply to future grants and awards of equity pay and should address the permissibility of transactions such as hedging transactions which are not sales but reduce the risk of loss to executives.

I believe there is a link between shareholder value and executive wealth that relates to direct stock ownership by executives. According to an analysis by Watson Wyatt Worldwide, companies whose CFO's held more shares generally showed higher stock returns and better operating performance (Alix Stuart, "Skin in the game," CFO Magazine (March 1, 2008)

Requiring senior executives to hold a significant portion of stock obtained through executive pay plans after the termination of employment would focus executives on our company's long-term success and would better align their interests with those of the shareholders. In the context of the current financial crisis, I believe it is imperative that companies reshape their executive pay policies and practices to discourage excessive risk taking and promote long-term, sustainable value creation.

A 2009 report by the Conference Board Task Force on executive pay stated that hold-to-retirement requirements give executives "an ever growing incentive to focus on long-term stock price performance.
(http://www.conference-board.org/pdf_free/ExecCompensation2009.pdf)

Please encourage our board to respond positively to this proposal for Executives To Retain Significant Stock.

Brandon M. Gioia
Vice President
Financial Advisor

Mack Center IV
South 61 Paramus Road
Paramus, NJ 07652
direct 201 291 4955
fax 201 226 5999
toll free 800 488 0181

MorganStanley
SmithBarney

October 15, 2010

Mrs. Susan Freeda

*** FISMA & OMB Memorandum M-07-16 ***

Dear Mrs. Freeda,

RE: IRA Account Susan Freeda

This letter is to confirm that you maintain an IRA account with Morgan Stanley Smith Barney which as of 10/15/2010 includes 1,796 shares of General Electric stock.

This letter also verifies that Susan Freeda has continuously owned no less than 1,700 shares of General Electric stock since October 1st, 2005.

Please feel free to contact me if you have any questions at 201-291-4955.

Sincerely,

Brandon M. Gioia
Vice President
Financial Advisor